BofA Finance LLC

Buffered Auto-Callable Enhanced Return Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Bank of America

Filed pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665 and 333-290665-01

Terms of the Notes

The Buffered Auto-Callable Enhanced Return Notes Linked to the Least Performing of the Dow Jones Industrial Average® and the S&P 500® Index (the “Notes”) will be automatically called at an amount equal to the Call Amount if the Observation Value of each Underlying on the Call Observation Date is greater than or equal to its Call Value. No further amounts will be payable following an Automatic Call. If your Notes are not automatically called prior to maturity, at maturity you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 3 years, unless previously automatically called.
Underlyings:	The Dow Jones Industrial Average® (Bloomberg symbol: “INDU”) and the S&P 500® Index (Bloomberg symbol: “SPX”).
Pricing and Issue Dates*:	July 31, 2026 and August 5, 2026, respectively.
Call Observation Date†*:	August 2, 2027.
Redemption Barrier:	For each Underlying, 100% of its Starting Value.
Threshold Value:	For each Underlying, 85% of its Starting Value.
Call Value:	For each Underlying, 100% of its Starting Value.
Automatic Call:

All (but not less than all) of the Notes will be automatically called at an amount equal to the Call Amount if the Observation Value of each Underlying is greater than or equal to its Call Value on the Call Observation Date.  If the Notes are automatically called, the Call Amount will be paid on the Call Payment Date. No further amounts will be payable following an Automatic Call.

Upside Participation Rate:	198%
Call Amount:	$1,100.00
Initial Estimated Value Range:	$940-$990 per Note.
Underwriting Discount*:	$2.50 (0.25% of the public offering price) per Note.
Referral Fee:	$7.50 (0.75% of the public offering price per Note.
CUSIP:	09712G5S9
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000191870426020128/form424b2.htm
*Subject to change prior to the Pricing Date. †Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been automatically called)

Is the Ending Value of the Least Performing Underlying greater than or equal to its Redemption Barrier?
Yes
No
You will receive:
$1,000.00 + ($1,000.00 × Upside Participation Rate × Underlying Return of the Least Performing Underlying)
Is the Ending Value of the Least Performing Underlying greater than or equal to its Threshold Value?
Yes
You will receive: $1,000.00
No
You will receive:
$\$1,000.00 - \left(\$1,000.00 \times \frac{\text{Threshold Value of the Least Performing Underlying} - \text{Ending Value of the Least Performing Underlying}}{\text{Starting Value of the Least Performing Underlying}}\right)$
In this case, the Redemption Amount will be less than the principal amount and you could lose up to 85.00% of your investment in the Notes.

Hypothetical Returns at Maturity

Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
60.00%	$2,188.00	118.80%
50.00%	$1,990.00	99.00%
40.00%	$1,792.00	79.20%
30.00%	$1,594.00	59.40%
20.00%	$1,396.00	39.60%
10.00%	$1,198.00	19.80%
5.00%	$1,099.00	9.90%
2.00%	$1,039.60	3.96%
0.00%(2)	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%(3)	$1,000.00	0.00%
-15.01%	$999.90	-0.01%
-20.00%	$950.00	-5.00%
-50.00%	$650.00	-35.00%
-100.00%	$150.00	-85.00%

BofA Finance LLC

Buffered Auto-Callable Enhanced Return Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Bank of America

Filed pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665 and 333-290665-01

(1)The “Return on the Notes” is calculated based on the Redemption Amount.

(2)This is the Underlying Return which corresponds to the Redemption Barrier of the Least Performing Underlying.

(3)This is the Underlying Return which corresponds to the Threshold Value of the Least Performing Underlying.

Risk Factors

●Your investment may result in a loss; there is no guaranteed return of principal.

●The Notes do not bear interest.

●The Call Amount or Redemption Amount, as applicable, will not reflect the levels of the Underlyings other than on the Call Observation Date and the Valuation Date.

●Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose some or all of your principal amount even if the Observation Value or Ending Value of one Underlying is always greater than or equal to its Call Value or Threshold Value, as applicable.

●The Notes are subject to a potential Automatic Call, which would limit your ability to receive further payment on the Notes.

●Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.

●Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and any actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of the Notes.

●We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.

●The public offering price you pay for the Notes will exceed their initial estimated value.

●The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time.

●We cannot assure you that a trading market for your Notes will ever develop or be maintained.

●Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the Notes and their market value.

●There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

●The publisher of an Underlying may adjust that Underlying in a way that affects its levels, and the publisher has no obligation to consider your interests.

●The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated July 14, 2026, Product Supplement EQUITY-1 dated December 8, 2025 and Prospectus Supplement and Prospectus dated December 8, 2025 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.